Joint News Release

B2Gold Corp. and Calibre Mining Corp. Announce Further Positive Drill Results
at the Primavera Gold and Copper Porphyry Project in Nicaragua

Vancouver, April 16, 2012 – B2Gold Corp. (TSX: BTO, OTCQX: BGLPF) (“B2Gold” or the “Company”) and Calibre Mining Corp. (TSX.V: CXB) (“Calibre”), are pleased to announce further positive drill results at the Primavera Gold and Copper Porphyry joint venture project in the productive Bonanza-Siuna-Rosita mining triangle in the North of Nicaragua.

Drilling resumed early in 2012 with the deepening of the third hole which was not completed due to the holiday break. In addition to completing the third drill hole (PR-11-003), another seven drill holes totaling 3,199 m have now been completed and results have been received up to drill hole PR-11-009 and partial results for PR-12-010. Significant intercepts include PR-11-003 at 146.5 metres of 0.65 grams per tonne (“g/t”) gold and 0.27% copper, PR-12-005 at 46 metres of 0.48 g/t gold and 0.32% copper and PR-12-008, with 172.35 metres at 0.48 g/t gold and 0.24% copper (including 55.5 metres at 0.67 g/t gold and 0.36% copper).

The drill program for 2012 has focused on large step outs from the known mineralization intersected in the first three drill holes. The step-outs were located in all directions from the original drill collars. Mineralization and porphyry style alteration remains open to the northeast and southeast and potentially beyond an apparent normal fault, which has displaced the mineralization to the west and northwest. Porphyry mineralization similar to that intersected in the first three holes was intersected to the northwest (PR-12-005) and west (PR-12-008) while propylitic alteration and associated mineralization was encountered to the northeast (PR-12-006 and PR-12-007). Anomalous gold and copper grades are associated with chalcopyrite and bornite sulfide mineralization that occurs as disseminations and within quartz stockworking within volcanic and intrusive lithologies. Drill hole PR-12-010 was collared over 400 metres to the southeast and intersected a polymetallic quartz vein which yielded 15.4 metres of 0.59 g/t gold and 0.43% copper. The vein cut in the drilling can be traced over one kilometre on surface based on soil and rock sampling as well as the presence of old workings. Further drilling will be needed to establish the potential of this structure. Drill hole 11 is ongoing and is located 120 metres east of hole 2. The top 90 metres have intersected mineralization that visually looks similar to hole 2. Assay results are pending for hole 11.

Hole	From	To	Length		Gold	Copper
					(g/t)	(ppm)
PR-11-001*	0.00	276.80	276.80		0.50	2,146
	0.00	103.00	103.00	Incl.	0.85	3,240
PR-11-002*	1.50	263.20	261.70		0.78	2,966
	1.50	209.00	207.50	Incl.	0.89	3,378
	74.50	209.00	134.50	Incl.	1.01	3,562
PR-11-003**	4.00	327.20	323.20		0.41	1,843
	4.00	150.50	146.50	Incl.	0.65	2,742
	150.50	293.00	142.50	Incl.	0.22	1,197
	293.00	327.20	34.20		0.13	683
PR-12-004					NSV***	NSV***
PR-12-005	207.50	372.50	165.00		0.31	1,713
	207.50	224.00	16.50		0.35	1,103
	224.00	270.00	46.00		0.48	3,155
	270.00	312.00	42.00		0.15	749
	312.00	372.50	60.50		0.27	1,452
PR-12-006	12.00	102.00	90.00		0.21	1,315
PR-12-007	7.70	255.00	247.30		0.22	1,097
	7.70	156.00	148.30		0.22	917
	156.00	197.00	41.00		0.34	1,760
	197.00	255.00	58.00		0.16	1,088
PR-12-008	107.65	280.00	172.35		0.48	2,401
	107.65	131.50	23.85		0.32	1,478
	131.50	187.00	55.50		0.67	3,507
	187.00	280.00	93.00		0.41	1,978
	280.00	382.50	102.50		0.23	1,139
	393.00	430.50	37.50		0.14	1,005
PR-12-009					NSV***	NSV***
PR-12-010	79.00	94.40	15.40		0.59	4,325
	81.00	86.00	5.00	Incl.	0.51	9,644

* Holes previously released (see news release dated January 20, 2012)

** Initial results for top 127.5 metres were previously released (see news release dated January 20, 2012). Hole was paused over the holiday break

*** No significant values

Note: Hole PR-12-010 was analyzed at Inspectorate’s Labs in Vancouver.

Commensurate with the drilling over the last month, detailed soil sampling and mapping has been initiated to develop additional drill targets. In addition airborne magnetic – radiometric, LIDAR and IP surveys are to commence shortly. Porphyry systems are known to occur in clusters and other vein targets have also been located based on earlier work by Calibre.

Exploration going forward will continue with two drills with the focus on infill drilling of the main Primavera zone as well as the testing of additional porphyry and vein targets. Drilling will also test for the displaced mineralization to the west of the main Primavera zone. Detailed mapping and soil sampling will be important to better define potential drill targets. Since access and infrastructure are so favorable at Primavera, B2Gold expects that the exploration program can progress quickly.

Quality assurance and quality control procedures include the systematic insertion of blanks, standards and duplicates into the rock sample strings. Samples are placed in sealed bags and shipped directly to Inspectorate Labs in Managua, Nicaragua for sample preparation. A split was sent from Inspectorate to ALS Labs in Vancouver for gold and silver fire assay and ICP multi-element analysis. Hole PR-12-010 has been analyzed at Inspectorate’s lab in Vancouver for gold and silver fire assay and ICP multi-element.

Tom Garagan is the Qualified Person as defined under National Instrument 43-101 for B2Gold and Gregory Smith, P.Geo, Vice President, Exploration is the Qualified Person for Calibre.

On Behalf of B2GOLD CORP.	On Behalf of CALIBRE MINING CORP.

“Tom Garagan”	“Douglas Forster”
Senior Vice President of Exploration	Executive Chairman

For more information on B2Gold please visit its web site at www.b2gold.com or contact:

Ian MacLean	Kerry Suffolk
Vice President, Investor Relations	Manager, Investor Relations
604-681-8371	604-681-8371

For more information on Calibre please visit its web site at www.calibremining.com or contact:

Mark Carruthers
Manager, Investor Relations
604-681-9944

Neither the Toronto Stock Exchange or the TSX Venture Exchange approves nor disapproves the information contained in this News Release.

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.